SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549
                                   ----------


                                   FORM 11-K



(Mark One):
[  X  ]  ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE
         ACT OF 1934

         For the fiscal year ended December 31, 1998

[     ]  TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE
         ACT OF 1934

         For the transition period from _________________to___________________

                         Commission file number 1-9389

     A. Full title of the plan and the address of the plan, if different from that of the issuer named below: C&D TECHNOLOGIES SAVINGS PLAN

     B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

               C&D TECHNOLOGIES, INC.
               1400 UNION MEETING ROAD
               BLUE BELL, PA  19422

                         C&D TECHNOLOGIES SAVINGS PLAN
                   INDEX TO FINANCIAL STATEMENTS AND EXHIBIT

                       Report of Independent Accountants

                       Statements of Net Assets Available
                            for Plan Benefits as of
                           December 31, 1998 and 1997

                 Statements of Changes in Net Assets Available
                     for Plan Benefits for the years ended
                           December 31, 1998 and 1997

                         Notes to Financial Statements

                             Supplemental Schedules

                                   Signature

                Exhibit 23 - Consent of Independent Accountants

                                C&D TECHNOLOGIES
                                  SAVINGS PLAN

                               REPORT ON AUDITS OF
                              FINANCIAL STATEMENTS
                               for the years ended
                           December 31, 1998 and 1997
                           AND SUPPLEMENTAL SCHEDULES
                               for the year ended
                                December 31, 1998

                                C&D TECHNOLOGIES
                                  SAVINGS PLAN

                          INDEX TO FINANCIAL STATEMENTS
                           AND SUPPLEMENTAL SCHEDULES


                                                               Pages
                                                               -----

Report of Independent Accountants                                  2

Financial Statements:
   Statements of Net Assets Available for
       Benefits as of December 31, 1998 and 1997                   3

   Statements of Changes in Net Assets Available
       for Benefits for the years ended
       December 31, 1998 and 1997                                  4

   Notes to Financial Statements                                5-11

Supplemental Schedules:
   Item 27(a)* - Assets Held for Investment Purposes
       as of December 31, 1998                                    12

   Item 27(d)* - Reportable Transactions for the year
       ended December 31, 1998                                    13






     *Refers to item numbers in Form 5500 (Annual Return/Report of Employee Benefit Plan) for the plan year ended December 31, 1998.

                        REPORT OF INDEPENDENT ACCOUNTANTS

To the Participants and Administrator
 of the C&D Technologies Savings Plan:

In our opinion, the accompanying statements of net assets available for benefits and the related statements of changes in net assets available for benefits present fairly, in all material respects, the net assets available for benefits of the C&D Technologies Savings Plan (the "Plan") at December 31, 1998 and 1997, and the changes in net assets available for benefits for the years then ended in conformity with generally accepted accounting principles. These financial statements are the responsibility of the Plan's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with generally accepted auditing standards which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of assets held for investment purposes as of December 31, 1998 and reportable transactions for the year ended December 31, 1998 are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These supplemental schedules are the responsibility of the Plan's management. The supplemental schedules have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ PricewaterhouseCoopers LLP
------------------------------

PricewaterhouseCoopers LLP
Philadelphia, PA
June 4, 1999

                          C&D TECHNOLOGIES SAVINGS PLAN

                 STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
                        AS OF DECEMBER 31, 1998 AND 1997



                                   ASSETS                1998          1997
                                                         ----          ----

Investments:
  Investment contract, at contract value:
     Guaranteed Long-Term Account (Note 2)          $   958,401     $ 1,916,113
  Funds, at Fair Value (Note 3):
     Magellan Fund                                    6,470,419       4,840,995
     Growth & Income Fund                             8,488,666       6,339,258
     Puritan Fund                                     1,714,635       1,498,982
     Low-Priced Stock Fund                              547,398          93,183
     Diversified International Fund                     212,787          36,822
     Spartan U.S. Equity Index Fund                     816,510          92,586
     MAS Fixed Income Fund                              449,252          24,112
     Stable Value Fund                                5,863,957       5,101,793
  Unitized Stock Fund, at Fair Value (Note 3):
     C&D Technologies Stock Fund                        510,751          18,901
                                                     ----------      ----------

                 Total investments                   26,032,776      19,962,745

Participants' loans receivable                          277,747         268,241

Contributions receivable:
  Employer                                               29,256          28,432
  Employees                                              87,935          85,250
                                                     ----------      ----------

Net assets available for benefits                   $26,427,714     $20,344,668
                                                     ==========      ==========


                     The accompanying notes are an integral
                       part of the financial statements.

                          C&D TECHNOLOGIES SAVINGS PLAN

                       STATEMENTS OF CHANGES IN NET ASSETS
                         AVAILABLE FOR BENEFITS FOR THE
                     YEARS ENDED DECEMBER 31, 1998 AND 1997



                                                          1998           1997
                                                          ----           ----

Additions to net assets attributed to:
     Net appreciation in fair value of investments   $ 2,877,938    $  2,698,081
     Interest and dividend income                      1,386,718         410,264
     Employer contributions                              736,353         547,097
     Participant contributions                         2,083,424       1,558,447
     Roll-over contributions                             322,074          94,555
     Plan transfer (see Note 1)                          589,503            -
                                                      ----------      ----------

                 Total increase                        7,996,010       5,308,444
                                                      ----------      ----------

Deductions from net assets attributed to:
     Benefits paid to participants                     1,912,964       2,127,755
                                                      ----------      ----------

                 Total deductions                      1,912,964       2,127,755
                                                      ----------      ----------

                 Net increase                          6,083,046       3,180,689

Balance, beginning of year                            20,344,668      17,163,979
                                                      ----------      ----------

Balance, end of year                                 $26,427,714     $20,344,668
                                                      ==========      ==========




                     The accompanying notes are an integral
                       part of the financial statements.

                          C&D TECHNOLOGIES SAVINGS PLAN

                          NOTES TO FINANCIAL STATEMENTS


 1.      DESCRIPTION OF PLAN:

         The C&D Technologies Savings Plan ("the Plan") was adopted effective February 1, 1986 and is a defined contribution plan in which certain salaried employees are eligible to participate, with the condition that salaried employees whose terms and conditions of employment are governed by a collective bargaining agreement are only eligible to participate if that agreement states that they are eligible. The Plan is subject to the provisions of the Employee Retirement Security Act of 1974 ("ERISA").

         The Plan was restated to conform with the Tax Reform Act of 1986 and subsequent legislation with an effective date up to and including January 1, 1994 and to reflect the employer name change from C&D Power Systems, Inc. to C&D Charter Power Systems, Inc. ("the Company"). On June 24, 1997, the sponsoring company, C&D Charter Power Systems, Inc., was merged into its parent, C&D Technologies, Inc. On October 1, 1997, the Plan was amended and restated to reflect the name change to C&D Technologies Savings Plan, new investment options and a change in trustees.

         The   following   description   of  the  Plan   provides  only  general
         information. Participants should refer to the official Plan document for a more complete description of the Plan's provisions.

                  CONTRIBUTIONS:

         Prior to August 15, 1989, participants were able to elect to enter into a written Salary Deferral Agreement with the Employer in an amount between 1% and 18% of total compensation for the payroll period. Effective August 15, 1989, in order to meet the requirements of Section 415 of the Internal Revenue Code ("IRC"), the maximum percentage for Employee Salary Deferral was amended from 18% to 15% of total compensation for the period. The maximum percentage considered for Employer Matching Contributions remains at 8% of compensation. The participant may make pre-tax contributions to the Plan in any whole percentage of compensation ranging from 1% to 15%.

         Upon completion of one year of service, the employer will match each participant's contributions on the basis of $.50 for each $1.00 in amounts up to the 8% pre-tax limit. Additional employer contributions may be made upon the discretion of the Board of Directors. Participants are eligible to receive any discretionary contributions if they have completed 1,000 hours of service during the plan year and are employed by the Company on the last day of the plan year. Forfeitures by participants shall be used by the Company to pay Plan expenses or reduce its next contribution. Participants may make voluntary after-tax contributions, but in no event may total pre-tax, after-tax and employer contributions exceed 25% of compensation. Rollovers of lump-sum distributions from another qualified plan will be accepted for plan participants.

                  PLAN TRANSFER:

         In 1998, assets in Power Convertibles Corporation 401(k) Plan were transferred to C&D Technologies Savings Plan in the amount of $589,503. In 1998 Power Convertibles Corporation was merged into the Company. Employees of the former Power Convertibles Corporation are now eligible to participate in the C&D Technologies Savings Plan.

                  PARTICIPANT ACCOUNTS:

         Each participant's account is credited with the participant's contribution, the Company's contribution and an allocation of earnings until such account is used to provide an annuity, or distributed in accordance with the terms of the Plan.

                  VESTING:

         Participants are 100% vested in their own contributions and the earnings thereon. Vesting in the Company's contributions and earnings thereon is based on years of continuous service. A participant is 100% vested after five years of service as defined in the Plan. Any amount not vested at termination will be forfeited upon the occurrence of five consecutive 1-year breaks-in-service following a participant's termination of employment.

                  PAYMENT OF BENEFITS:

         On termination of service, a participant may elect to receive either a lump sum distribution equal to the value of his or her account, or annual installments.

                  EMPLOYEE LOANS:

         Participants may borrow from their vested contribution balances. The loan is limited to the greater of 50% of the vested contributions or $50,000. The minimum loan amount is $1,000. Loans are repaid through regular payroll deductions. Interest on the loans is charged at a rate no greater than 2% over the Prime Rate at the loan origination date.


2.       SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

                  BASIS OF ACCOUNTING:

         The financial statements of the Plan are prepared on the accrual basis of accounting.

2.       SUMMARY OF SIGNIFICANT ACCOUNTING
         POLICIES, CONTINUED:

                  INVESTMENTS:

         Effective February 1, 1986, the Company entered into a deposit administration contract with Connecticut General Life Insurance Company ("Connecticut General"). Under the contract, participants could allocate their contributions between a pooled separate account, invested primarily in common stocks, and a guaranteed long-term account, with a guaranteed interest rate credited to each account monthly. During 1992, the Company withdrew all assets of the pooled separate account with Connecticut General and instead provided mutual fund investment options to participants with the Magellan Fund, Growth & Income Portfolio and Balanced Fund of Fidelity Investments ("Fidelity"), and a Fixed Income Fund consisting of the Connecticut General guaranteed long-term account and Fidelity GIC Managed Income Portfolio. In 1994, the Connecticut General guaranteed long-term account was terminated with six distributions to be paid over five years and invested in the Fidelity GIC Managed Income Portfolio. During 1997, the Company amended the Plan to provide additional mutual fund investment options to participants with the Fidelity Low-Priced Stock Fund, Fidelity Diversified International Fund, Spartan U.S. Equity Index Fund, MAS Fixed Income Fund and Company Stock Fund. At that time, the Fidelity Balanced Fund was replaced by the Fidelity Puritan Fund as an investment option. The Fixed Income Fund was renamed the Stable Value Fund. The value of the Plan's deposit administration contract investment is included in the financial statements at the December 31, 1998 and 1997 contract values, which approximates fair value. The value of the other investments are based on the fair value of the assets as determined by the respective funds net asset value at December 31, 1998 and 1997.

         A brief description of the investment options follows:

              FIDELITY MAGELLAN FUND - a growth fund seeking long-term capital growth, current income and growth of income, consistent with reasonable investment risk.

              FIDELITY STABLE VALUE FUND - a fund (not a mutual fund) seeking to preserve capital and to provide a competitive level of income over time. This fund includes the Fidelity Managed Income Portfolio and the guaranteed long-term account with Connecticut General.

              FIDELITY GROWTH & INCOME FUND - a fund seeking long-term capital growth, current income and growth of income, consistent with reasonable investment risk.

              FIDELITY PURITAN FUND - a fund seeking to obtain as much income as possible consistent with the preservation of capital. Capital appreciation is a secondary goal.

              FIDELITY LOW-PRICED STOCK FUND - a growth fund seeking long-term capital growth, current income and growth of income, consistent with higher investment risk.

 2.      SUMMARY OF SIGNIFICANT ACCOUNTING
         POLICIES, CONTINUED:

                  INVESTMENTS, CONTINUED:

              FIDELITY DIVERSIFIED INTERNATIONAL FUND - a fund seeking long-term capital growth, consistent with higher investment risk.

              FIDELITY SPARTAN U.S. EQUITY INDEX FUND - a growth fund seeking long-term capital growth, current income and growth of income, consistent with reasonable investment risk.

              MAS FIXED INCOME FUND - a Miller Anderson & Sherrerd LLP managed fund seeking to preserve capital and to provide an above-average total return over a market cycle of three to five years.

              C&D TECHNOLOGIES STOCK FUND - a fund seeking capital growth, primarily through investment in C&D Technologies common stock. As a non-diversified, unmanaged, single stock fund, higher investment risk is involved.

         The contract value of the Plan's investment in the guaranteed long-term account represents contributions made under the contract, plus interest at the contract rate, less funds used to purchase annuities, and benefits paid to participants.

         Loans to participants are valued at their principal amount outstanding.

         The Plan presents in the statement of changes in net assets available for benefits the net appreciation (depreciation) in the fair value of its investments, which consists of the realized gains or losses and the unrealized appreciation (depreciation) on those investments.

                  EXPENSES:

         Certain administrative expenses are paid by the Company.

                  USE OF ESTIMATES:

         The preparation of the Plan's financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities and changes therein, and disclosures of contingent assets and liabilities. Actual results could differ from those estimates.

                  RISKS AND UNCERTAINTIES:

         The Plan provides for various investment options in any combination of stocks, bonds, fixed income securities, mutual funds, and other investment securities. Investment securities are exposed to various risks, such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants' account balances and the amounts reported in the statement of net assets available for benefits.

 3.      FUND INFORMATION:

         The changes in the Plan's net assets available for benefits for the year ended December 31, 1998, by investment option, were as follows:

                                                      Stable      Growth &                                Diversified
                                        Magellan      Value*       Income        Puritan     Low-Priced   International
                                       -----------  ----------   ----------     ---------    ----------   -------------
Net appreciation(depreciation)
  in fair value of investments         $1,324,854        -        $1,397,829    $   71,066    $(41,821)       $  2,911
Interest & dividends                      298,310  $  355,942        450,972       175,913      37,928           9,094

Contributions:
   Employer's                             172,264      78,824        233,224        45,141      56,000          28,877
   Participants'                          475,743     216,540        639,315       129,557     163,708          90,104

Rollover contributions                     31,472       4,924         56,944         6,210       5,690          18,486
Plan transfer                             116,173      28,815        173,347        10,886      72,276          32,732
Benefits paid to participants            (430,086)   (692,782)      (427,101)     (280,514)     (8,697)         (3,390)
Loan principal repayments                   5,407      96,134          7,314         1,810       1,809             967
Loans to participants                     (22,618)    (66,944)       (13,469)      (25,036)       (499)           (754)
Transfers between options                (342,095)   (217,001)      (368,967)       80,620     167,821          (3,062)
                                        ---------   ---------      ---------     ---------     -------         -------
Net increase (decrease)                 1,629,424    (195,548)     2,149,408       215,653     454,215         175,965

Balance, beginning of year              4,840,995   7,017,906      6,339,258     1,498,982      93,183          36,822
                                        ---------   ---------      ---------     ---------     -------         -------
Balance, end of year                   $6,470,419  $6,822,358     $8,488,666    $1,714,635    $547,398        $212,787
                                        =========   =========      =========     =========     =======         =======

                                                        MAS
                                                       Fixed          C&D                    Contribution
                                         Spartan       Income        Stock      Loan Fund    Receivable        Total
                                         ---------   ---------      --------    ----------   ------------   ----------
Net appreciation(depreciation)
     in fair value of investments        $125,183    $ (8,667)      $  6,583          -           -         $2,877,938
Interest & dividends                       12,581      21,823            622    $   23,533        -          1,386,718

Contributions:
   Employer's                              68,124      26,219         26,856          -       $    824        736,353
   Participants'                          200,025      71,405         94,342          -          2,685      2,083,424

Rollover contributions                     21,823     176,525           -             -           -           322,074
Plan transfer                              75,637      51,053         11,781        16,803        -           589,503
Benefits paid to participants             (17,163)     (9,487)        (1,011)      (42,733)       -        (1,912,964)
Loan principal repayments                   2,044       1,114            666      (117,265)       -              -
Loans to participants                      (1,393)    (20,684)        (1,302)      152,699        -              -
Transfers between options                 237,063     115,839        353,313       (23,531)       -              -
                                          -------     -------        -------     ---------    --------     ----------
Net increase (decrease)                   723,924     425,140        491,850         9,506       3,509      6,083,046

Balance, beginning of year                 92,586      24,112         18,901       268,241     113,682     20,344,668
                                          -------     -------        -------     ---------     -------     ----------
Balance, end of year                     $816,510    $449,252       $510,751     $ 277,747    $117,191    $26,427,714
                                          =======     =======        =======      ========     =======     ==========

* The Stable Value Fund includes the Fidelity Managed Income Value Portfolio and the guaranteed long-term account with Connecticut General.

         The changes in the Plan's net assets available for benefits for the year ended December 31, 1997, by investment option were as follows:

                                                      Stable       Growth &                               Diversified
                                        Magellan      Value*       Income       Puritan    Low-Priced    International
                                      ----------    ----------    ----------   ---------   ----------    -------------
Net appreciation in fair value
      of investments                  $  990,565          -       $1,413,049   $ 292,062     $   558         $   159
Interest                                    -       $  379,240          -           -           -               -

Contributions:
   Employer's                            154,049       125,031       203,110      43,524       9,301           4,555
   Participants'                         440,920       311,402       598,421     130,164      30,616          15,972

Rollover contributions                    33,405           387        42,082      18,681        -               -
Benefits paid to participants           (372,061)     (911,196)     (577,878)   (209,914)       -               -
Loan principal repayments                  4,252       102,645         5,143         890       1,311             663
Loans to participants                    (27,691)      (43,500)      (30,424)     (3,312)       -               -
Transfers between options               (357,135)     (103,648)      385,630     (10,867)     51,397          15,473
                                       ---------     ---------      --------    --------      ------          ------
Net increase (decrease)                  866,304      (139,639)    2,039,133     261,228      93,183          36,822

Balance, beginning of year             3,974,691     7,157,545     4,300,125   1,237,754        -               -
                                       ---------     ---------     ---------   ---------      ------          ------
Balance, end of year                  $4,840,995    $7,017,906    $6,339,258  $1,498,982     $93,183         $36,822
                                       =========     =========     =========   =========      ======          ======

                                                        MAS
                                                       Fixed           C&D                  Contribution
                                         Spartan       Income         Stock     Loan Fund   Receivable       Total
                                        ----------    --------       -------    ---------   ------------ -------------
Net appreciation in fair value
      of investments                     $   397       $   151       $ 1,140        -           -        $ 2,698,081
Interest                                    -             -             -      $  31,024        -            410,264

Contributions:
   Employer's                             10,380         5,282         3,904        -       $(12,039)       547,097
   Participants'                          33,573        14,589        13,525        -        (30,735)     1,558,447

Rollover contributions                      -             -             -           -           -            94,555
Benefits paid to participants               -             -             -        (56,706)       -        (2,127,755)
Loan principal repayments                    966         1,253           265    (117,388)       -             -
Loans to participants                       -             -             -        104,927        -             -
Transfers between options                 47,270         2,837            67     (31,024)       -             -
                                          ------        ------        ------    --------     -------      ---------
Net increase (decrease)                   92,586        24,112        18,901     (69,167)    (42,774)     3,180,689

Balance, beginning of year                  -             -             -        337,408     156,456     17,163,979
                                          ------        ------        ------    --------     -------     ----------
Balance, end of year                     $92,586       $24,112       $18,901   $ 268,241    $113,682    $20,344,668
                                          ======        ======        ======    ========     =======     ==========

* The Stable Value Fund includes the Fidelity Managed Income Portfolio and the guaranteed long-term account with Connecticut General.

 4.      CONCENTRATION OF CREDIT RISK:

         The investments with Connecticut General and Fidelity represent a concentration of credit risk as defined by Statement of Financial Accounting Standards No. 105, "Disclosure of Financial Instruments with Off-Balance Sheet Risk and Financial Instruments with Concentrations of Credit Risk." The Plan has potential for credit loss on these investments upon complete nonperformance by the counterparty.

 5.      PLAN TERMINATION:

         Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of termination, participants will become 100 percent vested in their accounts.


 6.      PLAN TAX STATUS:

         The Plan has received a favorable determination letter dated September 1998 from the Internal Revenue Service ("IRS") advising that the Plan constitutes a qualified trust under Section 401(a) of the IRC and is therefore exempt from federal income taxes under provisions of Section 501(a). The Plan administrator and the Plan's tax counsel believe that the Plan is designed in compliance with the applicable requirements of the IRC, and the Plan Administrator also believes that the Plan is currently being operated in compliance with the applicable requirements of the IRC.


 7.      RELATED PARTY TRANSACTIONS:

         The Plan's trustee is Fidelity Management Trust Company. The guaranteed long-term account is managed by Connecticut General Life Insurance Company. The MAS Fixed Income Portfolio is managed by Miller Anderson & Sherrerd LLP. All other funds are managed by Fidelity Investments.

         The Plan is interpreted, administered and operated by a committee comprised of the Company's Vice President & Chief Financial Officer, Vice President - Human Resources, Treasurer, Manager-Compensation and Benefits and Manager - Pension 401(k).

         During 1998 the Plan had purchases of C&D Technologies, Inc. common stock in the amount of $818,658 and sales of C&D Technologies, Inc. common stock in the amount of $342,683.

                             SUPPLEMENTAL SCHEDULES

                          C&D TECHNOLOGIES SAVINGS PLAN

                      ITEM 27(a) - SCHEDULE OF ASSETS HELD
                             FOR INVESTMENT PURPOSES
                             AS OF DECEMBER 31, 1998


                                                          (c)
                     (b)                         Description of Investment          (d)            (e)
(a)      Identity of Party Involved                   Rate of Interest              Cost        Fair Value
---      --------------------------              -----------------------------   -----------    -----------

  *       Connecticut General Life              Guaranteed Long-Term
                Insurance Company                      Account, GA-31723        $   958,401    $   958,401

  *       Fidelity Institutional Retirement
                Services Company:               Stable Value Fund                 5,863,957      5,863,957

                                                Magellan Fund                     6,695,375      6,470,419

                                                Growth & Income Fund              8,204,131      8,488,666

                                                Puritan Fund                      1,971,601      1,714,635

                                                Low-Priced Stock Fund               607,872        547,398

                                                Diversified International Fund      286,396        212,787

                                                Spartan U.S. Equity Index Fund    1,664,762        816,510

                                                MAS Fixed Income Fund               562,311        449,252

  *       Unitized Stock Fund                   C&D TECHNOLOGIES Stock Fund         894,197        510,751

          Participant Loans                     Interest, 9.75-11.5%,
                                                      maturity of 1-5 years         -              277,747
                                                                                 ----------     ----------

                         Total investments                                      $27,709,003    $26,310,523
                                                                                 ==========     ==========

* Party-in-interest

                          C&D TECHNOLOGIES SAVINGS PLAN

                ITEM 27(d) - SCHEDULE OF REPORTABLE TRANSACTIONS
                      FOR THE YEAR ENDED DECEMBER 31, 1998


                                                                                                   (f)
                                                                                              Current Value
                                                        (c)             (d)        (e)         of Asset at       (g)
       (a)                          (b)               Purchase        Selling     Cost of      Transaction     Net Gain
Identity of Party Involved   Description of Asset       Price          Price     Investment        Date        or (Loss)
--------------------------   ---------------------  -----------     ----------   ----------   -------------    ---------

Connecticut General          Guaranteed Long-Term        -          $1,029,949   $1,029,949     $1,029,949        -
Life Insurance Co.           Account GA-31723


SIGNATURES



Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.




                                       C&D TECHNOLOGIES SAVINGS PLAN

     June 25, 1999                      By: /s/ Stephen E. Markert, Jr.
                                            ---------------------------
                                            Stephen E. Markert, Jr.
                                            Vice President Finance
                                            (Principal Financial and
                                            Accounting Officer)
                                            C&D TECHNOLOGIES, INC.